4FRONT CONTINUES TO BE QUOTED ON OTCQX®BEST MARKET UNDER TICKER ‘CNXXF’

VANCOUVER, BC, and PHOENIX, AZ, August 9, 2019 – 4Front Ventures Corp. (CSE: FFNT // OTCQX: CNXXF) (“4Front” or the “Company”) announces that, further to its news release of August 6, 2019, 4Front continues to be quoted on the OTC Market Group’s OTCQX® Best Market under the ticker symbol “CNXXF.” 4Front has requested a ticker symbol change to “FFNTF,” and will advise as more information becomes available.

Investors can find current financial disclosures and real-time Level 2 quotes for shares of the Company at www.otcmarkets.com.

If you are a current holder of CNXXF shares and are still unable to trade those shares, please contact your brokerage as there are certain administrative steps your brokerage must complete before your shares are able to trade again.

About 4Front Ventures Corp.
4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities, experienced and aligned leadership, a strategic asset base, and a commitment to being a magnet for talent. From plant genetics to the cannabis retail experience, 4Front’s team can apply expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front’s website.

Investor Inquiries
IR@4frontventures.com

Media Inquiries
Anne Donohoe / Nick Opich
KCSA Strategic Communications
adonohoe@kcsa.com / nopich@kcsa.com
212-896-1265 / 212-896-1206

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange (“CSE”) has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures’ periodic filings with Canadian securities regulators. When used in this news release, words such as “will, could, plan, estimate, expect, intend, may, potential, believe, should,” and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States and the proposed trading dated of the resulting issuer.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.